FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2012

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated May 29, 2012 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: May 29, 2012

Jaguar Land Rover Results Under IFRS for the period ended 31 March 2012 29 May 2012 Jaguar Land Rover Results Under IFRS for the period ended 31 March 2012 29 May 2012

Disclaimer Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover PLC and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors. • Q4 FY12 represents the 3 month period from 1 January 2012 to 31 March 2012 • Q4 FY11 represents the 3 month period from 1 January 2011 to 31 March 2011 • FY12 represents the 12 month period from 1 April 2011 to 31 March 2012 • FY11 represents the 12 month period from 1 April 2010 to 31 March 2011 • Consolidated results of Jaguar Land Rover PLC and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU

Participants Kenneth Gregor C. Ramakrishnan . CFO Jaguar Land Rover . CFO Tata Motors Bennett Birgbauer Vijay Somaiya . Treasurer Jaguar Land Rover . Head of Treasury & Investor Relations Tata Motors

Agenda Key topics Page Financial performance 5 Looking ahead / other developments 14 Closing Q&A 18

FY12 financial highlights Free cash flow increased in both Q4 and full year – after higher capital investment Record Q4 and full year wholesale volumes and revenue significantly up from prior year Cash and money market investments £2,430m and undrawn committed bank lines £849m Profit after tax for the quarter and full year contains a one-time benefit of £217m to recognise deferred tax assets in Q4. The company has recognised an additional £171m of deferred tax assets in reserves. Q4 and full year EBITDA and PBT have grown in line with volume

Key financial metrics Key metrics -IFRS (£ millions, unless stated) 2012 2011 Change 2012 2011 Change Retail volumes (‘000 units) 99 67 48% 306 241 27% Wholesale volumes (‘000 units) 98 66 48% 314 244 29% Revenues 4,144 2,735 1,409 13,512 9,871 3,641 EBITDA 605 375 230 2,027 1,502 525 EBITDA % 14.6% 13.7% 0.9 ppt 15.0% 15.2% (0.2)ppt Profit before tax 530 299 231 1,507 1,115 392 Profit after tax 696 261 435 1,481 1,036 445 Free cash flow (1) 342 183 159 958 876 82 Cash 2,430 1,028 1,402 2,430 1,028 1,402 Quarter Ended 31 March Year Ended 31 March

Significant improvement in full year profitability versus prior year Land Rover retail volume up 33%, driven by the launch of the Range Rover Evoque. Jaguar retail volume up 5% (up 19% in the last 6 months), supported by the launch of the freshened XF with 2.2L diesel option and 3.0L petrol XJ option in China More favourable product mix, supported by growth in Range Rover and Range Rover Sport Continued strong growth in China and developing markets Continued favourable foreign exchange environment. (avg. £/$ rate 1.60 in FY12 vs 1.56 in FY11)

Retail volumes by carline – full year Jaguar – FY12 vs FY11 Land Rover – FY12 vs FY11 32,665 33,466 13,560 15,788 5,239 4,969 FY11 FY12 51,818 XK XJ XF up 5% 54,227 47,587 56,344 40,368 46,316 25,292 30,466 18,438 19,736 57,402 46,889 51,881 FY11 FY12 189,087 Range Rover Evoque Freelander Defender Range Rover Discovery Range Rover Sport up 33% 251,632

Retail volumes by geography – full year FY12 UK North America China up 15% Up3% up76% 58,003 60,022 58,134 50,280 42,125 44,136 50,994 46,257 UK 19.6% North America 19.0% China 16.7% Europe (excl.Russia) 22% Asia Pacific 4.2% All Other Markets (RoW) 19.0% 14,23936,041 2,8847,12826,00943,866 28,893 16,009 13,765 13,867 FY11 FY12 FY11 FY12 FY11 FY12 Total: 305,859 units FY11 Europe (excl Russia) Asia Pacific All Other Markets (RoW) up 27% 68,420 up 29% up 39% 53,711 10,20758,213 55,444 10,97942,732 39,823 12,976 10,064 34,892 49,999 UK 24.1% North America 20.9% China 12.0% Europe (excl.Russia) 22.3% All Other Markets (RoW) 16.5% 2,7763,8157,2889,161 4,931 5,445 FY11 FY12 FY11 FY12 FY11 FY12 Total: 240,905 units Land Rover Jaguar

Income statement Consolidated income statement -IFRS (£ millions, unless stated) 2012 2011 Change 2012 2011 Change Revenues 4,144 2,735 1,409 13,512 9,871 3,641 Material cost of sales (2,670) (1,732) (938) (8,733) (6,178) (2,555) Employee costs (312) (214) (98) (1,011) (789) (222) Other expenses (net) (751) (584) (167) (2,492) (1,933) (559) Product development costs capitalised 194 170 24 751 531 220 EBITDA 605 375 230 2,027 1,502 525 Depreciation and amortisation (123) (99) (24) (465) (397) (68) Foreign exchange gain/(loss) 57 24 33 14 33 (19) Net finance expense (9) (1) (8) (69) (23) (46) Profit before tax 530 299 231 1,507 1,115 392 Income tax expense 166 (38) 204 (26) (79) 53 Profit after tax 696 261 435 1,481 1,036 445 Quarter Ended 31 March Year Ended 31 March

Healthy cash generation and strong liquidity Consolidated cash flow statement -IFRS (£ millions, unless stated) 2012 2011 Change 2012 2011 Change Cash from operating activities 584 370 214 2,119 1,522 597 Working capital changes & tax paid 245 39 206 413 123 290 Cash flow from operations 829 409 420 2,532 1,645 887 Investment in tangible and intangible assets (405) (236) (169) (1,442) (781) (661) Other (including finance income) (82) 10 (92) (132) 12 (144) Free cash flow (before financing) 342 183 159 958 876 82 Changes in debt 421 (118) 539 572 (454) 1,026 Finance expenses and fees (20) (36) 16 (128) (74) (54) Net change in cash & cash equiv. 743 29 714 1,402 348 1,054 Cash & cash equivalents at beginning of period 1,687 999 1,028 680 Cash & cash equivalents at end of period 2,430 1,028 2,430 1,028 Quarter Ended 31 March Year Ended 31 March

Strong financing structure Key financial indicators -IFRS (£ millions, unless stated) 31-Mar-2012 31-Mar-2011 Change Cash 2,430 1,028 1,402 New committed revolving credit facility 710 -710 Undrawn committed facilities 139 356 (217) Total liquidity 3,279 1,384 1,895 Total equity 2,924 1,475 1,449 Total Debt 1,961 1,382 579 Net cash / (debt) (excl. finance leases) 469 (354) 823 Net cash / (debt) / equity 16.0% (24.0%) 40.0 ppt

Agenda Key topics Page Financial performance Looking ahead / other developments 14 Closing Q&A 18

# Significant investment in exciting new products

## Recently launched / announced products

Jaguar F-Type



*Middle of 2013*

Jaguar XF 2.2L D



*September 2011*

Range Rover Evoque



*September 2011*

Jaguar XF Sportbrake



*Q4 2012*

## Concept cars

Jaguar C-X16



Range Rover Evoque Convertible



Land Rover DC100



Land Rover DC100 Sport



14

Other developments In Sept 2011, announced a £355m investment in a new, state-of-the-art facility at Wolverhampton, UK to manufacture all-new, advanced low-emissions engines Entered into JV with Chery Automobile to develop, manufacture and sell certain Jaguar and Land Rover vehicles and at least one joint venture branded vehicle in China Added a third shift and about 1,000 employees at each of the Halewood and Solihull plants to meet higher sales and future product actions JLR honoured with gold rating in the Corporate Responsibility Index 2011 Completed £1.5bn of senior unsecured bonds with maturities of 7-10 years in FY12 to improve the funding structure of the business In recognition of how the business is operated, JLR has decided to consolidate its two primary operating companies in the UK (Land Rover and Jaguar Cars Limited) as a single subsidiary (renamed Jaguar Land Rover Limited) of Jaguar Land Rover PLC (to be renamed Jaguar Land Rover Automotive PLC) later this year

In summary Strong financial performance in FY12. Building blocks in place for future growth Going forward focus is on: -continuing to monitor economic and sales trends closely to balance sales and production -building on momentum of XF 12 model year, 2.2 diesel and Range Rover Evoque launch -launching other refreshed Jaguar and Land Rover products -planned investments in future new products and technologies to meet customer aspirations and regulatory environmental standards -generating strong operating cash flows to support these future investments

Agenda Key topics Page Financial performance 5 Looking ahead / other developments 14 Closing Q&A 18

Q&A Q&A

Additional slides Additional slides

Retail volumes by carline -quarter Jaguar – Q4 FY12 vs Q4 FY11 Land Rover – Q4 FY12 vs Q4 FY11 7,167 9,987 3,519 4,1791,190 1,265 Q4 FY11 Q4 FY12 11,882 XK XJ XF up 30% 15,431 13,516 15,190 11,824 13,266 7,605 8,445 5,159 5,127 17,043 11,978 29,171 Q4 FY11 Q4 FY12 55,147 Range Rover Evoque Freelander Defender Range Rover Discovery Range Rover Sport up 51% 83,177

Retail volumes by geography -quarter UK Up 13% 21,766 19,185 3,99115,194 4,00317,763 Q4 FY11 Q4 FY12 Europe (excl Russia) up 66% 23,454 14,164 20,480 11,688 North America Up 31% 11,617 2,6678,950 3,48211,75915,241 Q4 FY11 Q4 FY12 Asia Pacific up 56% 4,351 2,798 China up 105% 17,569 8,565 8201,9927,74515,577 Q4 FY11 Q4 FY12 All Other Markets (RoW) up 40% 16,227 10,700 14,478 6631,2312,1353,1201,2651,7499,435 Q4 FY12 UK 22.1% North America 15.5% China 17.8% Europe (excl.Russia) 23.9% All Other Markets (RoW) 16.5% Total: 98,608 units Q4 FY11 2,476 Q3 FY11 Q3 FY12 Q4 FY11 Q4 FY12 2,974 Q4 FY11 Q4 FY12 UK 28.6% North America 17.3% China 12.8% Europe (excl.Russia) 21.1% Asia Pacific 4.2% All Other Markets (RoW) 16.0% Total: 67,029 units Land Rover Jaguar

Wholesale volumes by carline -quarter Jaguar – Q4 FY12 vs Q4 FY11 Land Rover – Q4 FY12 vs Q4 FY11 5,987 9,181 3,053 4,135 990 800 Q4 FY11 Q4 FY12 10,041 XK XJ XF up 41% 14,118 14,326 15,508 12,778 13,225 7,478 9,133 4,853 4,824 16,655 13,047 28,166 Q4 FY11 Q4 FY12 56,090 Range Rover Evoque Freelander Defender Range Rover Discovery Range Rover Sport up 50% 83,903

Wholesales volumes by geography -quarter UK North America China Q4 FY12 up 13% up 43% up 119% 20,421 18,029 17,185 18,577 14,697 16,352 11,428 13,194 8,483 16,324 UK 20.8% North America 16.7% China 19.0% Europe (excl.Russia) 23.3% All Other Markets (RoW) 15.2% 1,9609,468 4822,2538,001 3,332 3,236 3,158 Q4 FY11 Q4 FY12 Q4 FY11 Q4 FY12 Q4 FY11 Q4 FY12 Total: 98,021 units Q3 FY11 Europe (excl Russia) Asia Pacific All Other Markets (RoW) up 65% up 49% up 35% 22,821 19,804 14,926 13,810 11,615 11,068 4,924 9,850 13,407 UK 27.3% North America 17.3% China 12.8% Europe (excl.Russia) 20.9% All Other Markets (RoW) 16.7% 2,195 3,017 8549352,4593,9893,3131,2181,519 Q4 FY11 Q4 FY12 Q4 FY11 Q4 FY12 Q4 FY11 Q4 FY12 Total: 66,131 units Land Rover Jaguar

Wholesale volumes by carline – full year Jaguar – FY12 vs FY11 Land Rover – FY12 vs FY11 31,470 33,651 16,361 15,843 5,057 4,527 FY11 FY12 52,993 XK XJ XF Up 2% 54,039 48,989 56,235 41,104 46,466 25,606 31,209 17,898 19,290 57,031 46,977 60,217 FY11 FY12 190,628 Range Rover Evoque Freelander Defender Range Rover Discovery Range Rover Sport up 37% 260,394

Wholesale volumes by geography – full year FY12 UK North America China up 11% up6% up98% 61,796 47,894 58,327 58,558 42,608 52,523 45,097 54,532 UK 19.7% North America 18.5% China 17.3% Europe (excl.Russia) 22.8% All Other Markets (RoW) 17.1% 15,75736,766 2,4147,72625,18746,806 27,601 15,950 13,902 13,230 FY11 FY12 FY11 FY12 FY11 FY12 Total: 314,433 units Europe (excl Russia) Asia Pacific FY11 All Other Markets (RoW) up 31% up 27% 71,580 up 38% 54,533 10,55461,026 53,731 10,87443,659 39,010 14,467 11,396 34,497 48,520 3,4853,4167,91111,0514,5135,211 UK 24.0% North America 21.6% China 11.3% Europe (excl.Russia) 22.4% All Other Markets (RoW) 16.0% FY11 FY12 FY11 FY12 FY11 FY12 Total: 243,621 units Land Rover Jaguar

Product and other investment Details-IFRS (£ millions, unless stated) 2012 2011 Change 2012 2011 Change R&D expense Capitalised 194 170 24 751 531 220 Expensed 45 42 3 149 119 30 Total R&D expense 239 212 27 900 650 250 Investment in tangible and other intangible assets 211 66 145 691 250 441 Total product and other investment 450 278 172 1,591 900 691 Of which capitalised 405 236 169 1,442 781 661 Year ended 31 March Quarter ended 31 March